Exhibit 99.1

Bit Origin Ltd Announces Receipt of Delinquency Notification Letter From Nasdaq Relating to Non-Compliance with Listing Rule 5250(c)(1)

New York, November 21, 2024 (GLOBE NEWSWIRE) – Bit Origin Ltd (NASDAQ: BTOG) (“Bit Origin” or the “Company”), an emerging growth company engaged in the crypto mining business with diversified expansion strategies, announced today that the Company received a delinquency notification letter (the “Notice”) from the Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”) on November 20, 2024, which indicated that, as a result of the Company's delay in filing its Annual Report on Form 20-F for the fiscal year ended June 30, 2024 (the “Form 20-F”) by the applicable due date, the Company was not in compliance with Nasdaq Listing Rule 5250(c)(1) (the “Rule”), which requires Nasdaq-listed companies to timely file all required periodic financial reports with the U.S. Securities and Exchange Commission (the “SEC”).

The Notice states that the Company has 60 calendar days to submit to Nasdaq a plan to regain compliance with the Rule. If Nasdaq accepts the Company's plan to regain compliance, then Nasdaq may grant the Company up to 180 calendar days from the prescribed due date of the Form 20-F, or until May 12, 2025, to file the Form 20-F to regain compliance; however, there can be no assurance that these events will occur.

Neither the Notice nor the Company's noncompliance with the Rule has an immediate effect on the listing or trading of the Company's securities on Nasdaq. The Company continues to work diligently to complete the Form 20-F and plans to file the same as promptly as possible to regain compliance with the Rule.

About Bit Origin Ltd

Bit Origin Ltd, formerly known as China Xiangtai Food Co., Ltd., is an emerging growth company operating in the United States and engaged in the cryptocurrency mining business. The Company is also actively deploying blockchain technologies alongside diversified expansion strategies. For more information, please visit https://bitorigin.io.

 Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Company Contact

Bit Origin Ltd

Mr. Jiang Jinghai, Chairman of the Board, CEO and COO

Email: ir@bitorigin.io

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